TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Publishes Water Stewardship Report

July 28, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce publication of its inaugural Water Stewardship Report, which is aligned with water reporting practices recommended by the International Council on Mining and Metals ("ICMM").

Greg Smith, President & CEO of Equinox Gold, commented: "Equinox Gold is committed to addressing water stewardship as a core component of our sustainability efforts and ESG strategy. This Water Stewardship Report shares our current actions and approach to water stewardship and is an important step in laying the groundwork for the development of our comprehensive Company-wide water stewardship strategy."

Equinox Gold's Water Stewardship Report summarizes the Company's strategy to minimize our use of fresh water, limit potential impacts on fresh water sources, maximize water reuse, protect the water interests of both our operations and local stakeholders, and implement leading industry water stewardship standards. Equinox Gold has adopted a range of water stewardship principles including the World Gold Council's Responsible Mining Principles and the Mining Association of Canada's Towards Sustainable Mining ("TSM") protocols. The Company is also aligning its approach with the ICMM's Water Stewardship Framework and water accounting guidance. These industry frameworks provide the foundation for our water management strategy and the guidance to embed effective water management practices into the decision-making processes at our operations.

This inaugural Water Stewardship Report represents an important component of our 2023 ESG commitments and will serve as the baseline for our water stewardship reporting in subsequent years. Additional targets for 2023 include achieving a Level A rating across all operations for 100% of the indicators of the TSM Water Stewardship protocol and continuing to improve our water use efficiency per ounce of gold produced. We are also developing a comprehensive Company-wide water stewardship strategy that aligns with our climate action and environmental policies and strategies.

More information about the Company's water accounting metrics and 2022 performance, water stewardship actions underway at each mine site and our approach to water management is summarized in the Water Stewardship Report, which is available for download at www.EquinoxGold.com.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, construction underway at a new project, and a path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to develop and implement a comprehensive water stewardship strategy, including minimizing use of fresh water and mitigating impacts on fresh water sources; the Company's ability to meet its ESG commitments, including achieving a Level A rating across all operations for 100% of the indicators of the Towards Sustainable Mining Water Stewardship protocol; and the Company's plans to increase annual production by successfully advancing its development and expansion projects. Forward-looking statements or information generally identified by the use of the words "will", "commitment", "strive", "strategy", "targets", "continuing", "developing", "potential" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the Company's ability to reduce its water use and improve sustainability practices; the Company's ability to implement its water stewardship initiatives; the Company's ability to increase its annual gold production by successfully advancing the development and expansion projects contemplated for its Greenstone Project, Aurizona Mine, Castle Mountain Mine and Los Filos Mine; the Company's ability to reduce its environmental footprint and improve sustainability practices; the Company's ability to mitigate the negative impact of climate change on its operations; the availability of funds for the Company's projects and future cash requirements; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: changes in the expected impacts of climate change; changes in laws, regulations and government practices, including laws and regulations relating to the environment; legal restrictions relating to mining; fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services, including environmentally friendly alternatives; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2023, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form dated February 23, 2023, both of which relate to the year ended December 31, 2022 and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.